ROCKET LAB USA, INC.

3881 McGowen Street

Long Beach, California 90808

October 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rocket Lab USA, Inc.

Registration Statement on Form S-1

File No. 333-259797

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Rocket Lab USA, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-259797), as amended, be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on October 7, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to W. Stuart Ogg of Goodwin Procter LLP at (650) 752-3295 and that such effectiveness also be confirmed in writing.

Very truly yours,

Rocket Lab USA, Inc.

By:	/s/ Adam Spice
Name: Adam Spice
Title: Chief Financial Officer

cc:	Peter Beck, Rocket Lab USA, Inc.

Bonnie Nugent, Goodwin Procter LLP

Sebastian Bacon, Goodwin Procter LLP